Exhibit 12.1

Hersha Hospitality Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(dollars in thousands)
	Nine Months Ended	Year Ended December 31,
	September 30, 2009	2008	2007		2006		2005		2004
Earnings
Pre-tax income (loss) from continuing operations before income (loss) from equity investees	$(29,194)	$(13,655)	$11,080		$1,891		$3,227		$2,748
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	32,170	41,218	40,237		23,500		10,687		3,035
Distributed income of equity investees	400	3,036	4,501		4,578		838		―
	$3,376	30,599	55,818		29,969		14,752		5,783

Combined Fixed Charges and Preferred Share Dividends
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	$32,170	41,218	40,237		23,500		10,687		3,035
Interest capitalized	4	544	389		―		―		―
Preferred share dividends	3,600	4,800	4,800		4,800		1,920		499
	$35,774	46,562	45,426		28,300		12,607		3,534

Ratio of earnings to combined fixed charges and preferred share dividends	*	*	1.2	X	1.1	X	1.2	X	1.6	X
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*
For the nine months ended September 30, 2009, combined fixed charges and preferred share dividends exceeded earnings by approximately $32.4 million.  For the year ended December 31, 2008, combined fixed charges and preferred share dividends exceeded earnings by approximately $16.0 million.